UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 20)1

X-Rite, Incorporated

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

983857103

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
X	Rule 13d-1(c)
Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on the following page(s))

Page 1 of 5 Pages

CUSIP NO. 983857103	13G	Page 2 of 5 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) D. Ted Thompson

2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,435,800

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,435,800

	8	Shares Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,435,800

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares☒ (See Instructions)

11	Percent of Class Represented by Amount in Row (9) 6.8%

12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 983857103	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

X-Rite, Incorporated

Item 1(b)	Address of Issuer's Principal Executive Offices:

3100 44th Street, S.W.

Grandville, MI 49418

Item 2(a)	Name of Person(s) Filing:

D. Ted Thompson

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1980 76th Street, S.W.

Byron Center, MI 49315

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, Par Value $.10

Item 2(e)	CUSIP Number:

983857103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor registered in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP NO. 983857103	13G	Page 4 of 5 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

D. Ted Thompson

(a)	Amount beneficially owned:	1,435,800

(b)	Percent of Class:	6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,435,800

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	1,435,800

(iv)	Shared power to dispose or to direct the disposition of:	0

Note: The amount beneficially owned includes options for 67,500 shares exercisable within 60 days, but does not include 160,000 shares held by a trust for which Mr. Thompson's wife serves as trustee, as to which Mr. Thompson disclaims beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

CUSIP NO. 983857103	13G	Page 5 of 5 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 13, 2006

(Date)

/s/ D. Ted Thompson

D. Ted Thompson